SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2017
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21

Corporate Registry (NIRE): 33 300 276

MATERIAL FACT

CLOSING OF THE 6th AND LAST TOWER TRANCHE

TIM Participações S.A. ("Company") (B3: TIMP3 and NYSE: TSU), pursuant to Instruction CVM N. 358 and Article 157, § 4, of Law 6,404/76, following the Material Fact released on November 21, 2014, which informed the market Purchase Agreement celebration and Sales Infrastructure Items ("Purchase Agreement"), up to 6,481 (six thousand four hundred and eighty-one) telecommunication towers, hereby informs its shareholders and the market in general the following:

On the date hereof, the sixth and last closing of the proposed transaction in the Purchase and Sale Agreement occurred, with the transfer to American Tower do Brasil – Cessão de Infraestruturas Ltda. (“American Tower”) 54 (fifty four) telecommunication towers, on payment of approximately R$20 million to TIM Celular S.A. (“TIM Celular”).

Thus, a total of 5,873 (five thousand, eight hundred and seventy three) telecommunication towers were sold and transferred by TIM Celular to American Tower, for a total purchase price, after necessary adjustments, of approximately R$2,65 billion.

With the closing of this stage, the Company concludes the process of selling telecommunication towers and considers that the project contributed, as planned and previously informed, to the better allocation of the Company's financial resources.

Rio de Janeiro, June 30, 2017.

TIM Participações S.A.
Rogério Tostes
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: June 30, 2017	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.